UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

Commission File Number 1-5828

Latrobe Steel Company Voluntary Investment Program (Full title of the plan) CARPENTER TECHNOLOGY CORPORATION (Name of issuer of the securities held pursuant to the plan)

P.O. Box 14662

Reading, Pennsylvania, 19610

(Address of principal executive office of the issuer)

Latrobe Steel Company Voluntary Investment Program

December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm on the

Financial Statements and Supplementary Schedule

To the Participants and Administrator of
the Latrobe Steel Company Voluntary Investment Program

We have audited the accompanying statements of net assets available for benefits of the Latrobe Steel Company Voluntary Investment Program (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Wyomissing, Pennsylvania
June 26, 2015

Latrobe Steel Company Voluntary Investment Program

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Investments, at fair value:
Registered investment companies	$15,146,783	$13,708,651
Interest in Carpenter Technology Master Trust Fund	2,209,793	2,261,207
Total investments	17,356,576	15,969,858
Notes receivable from participants	379,388	257,721
Net assets reflecting investments at fair value	17,735,964	16,227,579
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(44,658)	(19,865)
Net assets available for benefits	$17,691,306	$16,207,714

See accompanying notes to financial statements.

Latrobe Steel Company Voluntary Investment Program

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Investment income:
Net appreciation in fair value of registered investment companies	$549,177
Interest in Carpenter Technology Master Trust Fund income	11,286
Dividends	427,936
Total investment income	988,399
Interest income from notes receivable from participants	13,494
Contributions:
Participant	1,236,986
Participant rollover	56,228
Employer corrective	1,391
Total contributions	1,294,605
Transfers out	(59,034)
Benefits paid to participants	(753,872)
Net increase in net assets available for benefits	1,483,592
Net assets available for benefits, beginning of year	16,207,714
Net assets available for benefits, end of year	$17,691,306

See accompanying notes to financial statements.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

1.  Description of the Plan

The following description of the Latrobe Steel Company Voluntary Investment Program (the “Plan”) provides general information.  A more complete description of the Plan’s provisions can be found in the plan document, which is available to participants upon request from Latrobe Specialty Metals Company (the “Company”) or Carpenter Technology Corporation (the “Plan Sponsor”).

General

The Plan is a profit-sharing and stock bonus plan which covers substantially all union employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 100% of annual compensation on a pre-tax basis, as defined by the plan document.  Participants who have attained age 50 before the end of the plan year are eligible to make “catch-up contributions”, which are additional pre-tax contributions.  Participants may also contribute amounts representing rollover distributions from other qualified pension plans.  Participant contributions to the Plan are recorded in the period that payroll deductions are made from the participants.  The Company does not match participant contributions in accordance with the plan document.  Participants direct the investment of all contributions into various investment options offered by the Plan.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of plan earnings based on account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All contributions and plan earnings thereon are immediately and fully vested and non-forfeitable.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

1.  Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the amount of the highest outstanding loan balance on any plan loan during the preceding twelve months, or 50% of their vested account balance minus the current outstanding balance on any other plan loan.  Terms range from one to five years for a general purpose loan, and one to ten years for a primary residence loan.  The loans are secured by the balance in the participant’s account and bear interest at 4.25% at December 31, 2014, which represents the Prime Rate on the last business day of the month preceding the month in which the loan was distributed plus 1%.  Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Benefits paid to participants include participant withdrawals and participant distributions.  Participant withdrawals are withdrawals taken while an active employee of the Company and include hardship withdrawals, non-hardship withdrawals, and withdrawals after age 59½.  Participant withdrawals are subject to certain restrictions as defined by the plan document.  Upon termination of service due to death, disability, retirement, or other reasons, participants are eligible to receive a lump sum distribution.  A participant may elect to defer such distribution provided the account balance is at least $5,000.  The total distribution of benefits to all separated participants must occur by April 1st of the year following the year in which the participant attains age 70½.  The payment of benefits from the Carpenter Technology Stock Fund is made in shares of the Plan Sponsor’s common stock or cash, at the participant’s option.  All other payments of benefits are made in cash.

Transfers

Transfers represent transfers to or from one or more other qualified benefit plans of the Plan Sponsor as a result of participant transfers between companies of the Plan Sponsor or other such events that may result in a change of plan eligibility.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

2.  Summary of Significant Accounting Policies (continued)

Basis of Accounting (continued)

contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  A portion of the Plan’s assets are invested in fully benefit-responsive investment contracts through its investment in the Standish Mellon Stable Value Fund within the Carpenter Technology Master Trust Fund (“Master Trust”).

The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for a detailed discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation and interest in Master Trust income include the gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

2.  Summary of Significant Accounting Policies (continued)

Administrative Expenses

The Plan’s assets are administered under a contract with The Vanguard Group (the “Trustee”).  The Trustee invests funds received from contributions, investment sales, interest and dividend income and makes benefit payments to participants.  Transaction fees and certain administrative fees are paid by the participant.  The remaining administrative fees are netted against investment income in the Statement of Changes in Net Assets Available for Benefits.  All other fees are paid by the Company and are excluded from these financial statements.

Payment of Benefits

Benefit payments to participants are recorded when paid.

3.  Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under authoritative guidance are described as follows:

Level 1 Inputs – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 Inputs – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs – Unobservable inputs for the asset or liability.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

3.  Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered Investment Companies:  Valued at closing price reported on the active market on which the individual funds are traded.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price, and are considered to be actively traded.

Master Trust:

Carpenter Technology Stock Fund - Valued at closing price of the Plan Sponsor’s common stock as reported on the active market on which the securities are traded.

Standish Mellon Stable Value Fund – Valued at the NAV of units of the fund.  This fund invests in high credit quality fixed income securities within contracts that are intended to minimize market volatility and guaranteed investment contracts (“GICs”) issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds and money market securities.  There are no unfunded commitments or significant redemption restrictions.  The NAV is based on the fair value of the underlying assets which consists of short-term investment funds, Traditional GICs, Fixed Maturity Synthetic GICs and Constant Duration Synthetic GICs as follows:

•	Short-term investment funds are valued based on quoted market values reported on active markets on which the individual securities are traded.

•

Traditional GICs are unsecured, general account obligations of insurance companies backed by the general account assets of the insurance company that writes the investment contract. The fair values for traditional GICs are calculated using the present value for the contract’s future cash flows discounted by comparable duration market rates.

•

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The fair values of the book value wrap contracts are not considered material to the overall valuation of the underlying contracts. The underlying assets consist of bond funds, U.S. Government securities, mortgage backed securities and other securities. The fair values for fixed maturity GICs are calculated using the sum, of all the underlying assets market values based on market values reported on active markets on which the individual securities are traded. However, the individual contracts are not actively traded.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

3.  Fair Value Measurements (continued)

•                 Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio.  The fair values of the book value wrap contracts are not considered material to the overall valuation of the underlying contracts.  The underlying assets consist of bonds funds, U.S. Government securities, mortgage backed securities and asset backed securities.  The fair values for constant duration synthetic GICs are determined by reference to the net asset values reported by the investment managers holding the funds.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013.  Information for the Plan’s investment in the Master Trust can be found in Note 5.

2014	Level 1
Registered investment companies:
Balanced funds	$7,846,350
Bond funds	359,330
Domestic equity funds	5,767,871
International equity funds	1,171,599
Money market funds	1,633
Total investments excluding plan interest in Master Trust, at fair value	$15,146,783

2013	Level 1
Registered investment companies:
Balanced funds	$6,950,553
Bond funds	348,662
Domestic equity funds	5,234,838
International equity funds	1,167,321
Money market funds	7,277
Total investments excluding plan interest in Master Trust, at fair value	$13,708,651

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

4.  Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2014	2013
Vanguard Target Retirement 2030 Fund	$2,576,897	$2,282,301
Vanguard Target Retirement 2020 Fund	$2,217,715	$1,904,689
Wasatch Core Growth Fund; Institutional Class Shares	$1,982,012	$1,812,937
Vanguard Institutional Index Fund	$1,693,041	$1,537,830
T. Rowe Price Inst Large Cap Growth Fund; Inst Class	$1,272,370	$1,152,081
American Funds EuroPacific Growth Fund; Class R-6	$1,153,036	$1,149,401
Vanguard Target Retirement 2040 Fund	$919,534	$833,207

5.  Investment in the Master Trust

Effective January 1, 2013, the Plan became a participating plan in the Master Trust.  The Master Trust holds certain investments of the Plan Sponsor’s participating plans, which include the Plan, the Savings Plan of Carpenter Technology Corporation, the Savings Plan of Amega West Services, LLC, and the Savings Plan of Carpenter Technology Corporation Effective January 1, 2012.  The Master Trust maintains a separate account for each of the participating Plans’ assets and liabilities held.  As of December 31, 2014 and 2013, the Plan’s undivided interest in the net assets of the Master Trust was 1.8% and 1.5%, respectively.

The Master Trust is invested in two funds – the Carpenter Technology Stock Fund and the Standish Mellon Stable Value Fund.

Carpenter Technology Stock Fund:  The Carpenter Technology Stock Fund holds investments in the common stock of the Plan Sponsor.

Standish Mellon Stable Value Fund:  This fund is invested in fully benefit-responsive investment contracts.  There were no reserves against contract value for credit risk of the underlying investments of the fund.  The crediting interest rate was based on a formula agreed upon with the various issuers.  The fully benefit-responsive investments had minimum crediting interest rates, which reset periodically.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

5.  Investment in the Master Trust (continued)

Certain events limited the ability to transact at contract value with the various issuers.  Such events included the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Company does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probable of occurring.

The underlying fully benefit-responsive investment contracts did not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates.

Average Yields of Standish Mellon Stable Value Fund:	2014	2013
Based on actual earnings	2.11%	1.90%
Based on interest rate credited to participants	2.18%	1.88%

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

5.  Investment in the Master Trust (continued)

The total assets of the Master Trust were as follows as of December 31, 2014 and 2013:

	2014		2013
Investments, at fair value:
Standish Mellon Stable Value Fund
Transamerica Premier Life (a)	$19,522,692	*	$28,675,049	*
Voya Ret Insurance & Annuity Co (MCA 60410) (b)	18,427,136	*	17,848,456	*
Prudential (GA-62204)	18,419,106	*	17,759,487	*
United of Omaha	10,407,020	*	17,041,490	*
Bank of New York Mellon	5,204,335		5,597,222
Prudential (GA-62222)	2,535,735		2,521,232
Total Standish Mellon Stable Value Fund	74,516,024		89,442,936
Carpenter Technology Corporation Stock Fund	46,632,102	*	59,929,603	*
Assets in Master Trust reflecting investments at fair value	121,148,126		149,372,539
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,581,148)		(819,122)
Net assets in Master Trust	$119,566,978		$148,553,417
* represents 5% or more of investments
(a) investment name in 2013 was Monumental Life (Aegon)
(b) investment name in 2013 was ING Life & Annuity Co

Plan interest in Master Trust, at fair value	$2,209,793		$2,261,207
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(44,658)		(19,865)
Plan interest in Master Trust	$2,165,135		$2,241,342

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

5.  Investment in the Master Trust (continued)

The total investment income of the Master Trust for the year ended December 31, 2014 was as follows:

Net depreciation in fair value of investments:
Carpenter Technology Corporation Stock Fund	$(11,851,281)
Interest and dividends:
Standish Mellon Stable Value Fund	1,326,793
Carpenter Technology Corporation Stock Fund	694,801
Total investment loss	$(9,829,687)

The change in the total assets of the Master Trust for 2014 was as follows:

Investment income:
Net depreciation in fair value of investments	$(11,851,281)
Interest and dividends	2,021,594
Total investment loss	(9,829,687)
Net transfers	(19,156,752)
Net decrease	(28,986,439)
Net assets available for benefits, beginning of year	148,553,417
Net assets available for benefits, end of year	$119,566,978

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

5.  Investment in the Master Trust (continued)

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2014 and 2013:

2014	Level 1	Level 2	Total
Carpenter Technology Stock Fund	$46,632,102	$-	$46,632,102
Standish Mellon Stable Value Fund
Short-term investment funds	5,204,335	-	5,204,335
Traditional GICs	-	2,535,735	2,535,735
Fixed maturity synthetic GICs:
Corporate bonds	-	1,365,925	1,365,925
U.S. Government securities	-	6,892,035	6,892,035
Mortgage backed securities	-	1,572,733	1,572,733
Other securities	-	576,327	576,327
Constant duration synthetic GICs:
Corporate bonds	-	31,479,496	31,479,496
U.S. Government securities	-	8,357,786	8,357,786
Mortgage backed securities	-	9,728,179	9,728,179
Asset backed securities	-	6,803,473	6,803,473
Total Standish Mellon Stable Value Fund	5,204,335	69,311,689	74,516,024
Total Carpenter Technology Master Trust	$51,836,437	$69,311,689	$121,148,126

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

5.  Investment in the Master Trust (continued)

2013	Level 1	Level 2	Total
Carpenter Technology Stock Fund	$59,929,603	$-	$59,929,603
Standish Mellon Stable Value Fund
Short-term investment funds	5,597,222	-	5,597,222
Traditional GICs	-	2,521,232	2,521,232
Fixed maturity synthetic GICs:
Corporate bonds	-	351,890	351,890
U.S. Government securities	-	14,690,493	14,690,493
Mortgage backed securities	-	945,924	945,924
Other securities	-	1,053,183	1,053,183
Constant duration synthetic GICs:
Corporate bonds	-	33,844,614	33,844,614
U.S. Government securities	-	10,225,683	10,225,683
Mortgage backed securities	-	11,835,572	11,835,572
Asset backed securities	-	8,377,123	8,377,123
Total Standish Mellon Stable Value Fund	5,597,222	83,845,714	89,442,936
Total Carpenter Technology Master Trust	$65,526,825	$83,845,714	$149,372,539

6.  Related Party and Party-in-Interest Transactions

Certain of the Plan’s investments are managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.  Additionally, the Plan issues loans to participants, which are secured by the participants’ account balances.  These transactions qualify as party-in-interest.  Fees paid by the Plan in 2014 to the Trustee for investment management services related to these funds totaled $0.

The Carpenter Technology Stock Fund held in the Master Trust at December 31, 2014 is invested in shares of the Plan Sponsor, therefore these transactions qualify as related party and party-in-interest transactions.  Fees paid to the Trustee by the Plan in 2014 for investment management services related to this fund totaled $0.  In addition, total purchases and sales, at market value, for 2014 were $53,373 and $13,290 respectively.  The Carpenter Technology Stock Fund included 2,135 and 1,481 of equivalent shares with a share price of $49.25 and $62.20 as of December 31, 2014 and 2013, respectively.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

6.  Related Party and Party-in-Interest Transactions (continued)

Certain administrative functions of the Plan are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will remain fully vested in their accounts.

8.  Tax Status

The determination letter for the Plan is due to be filed no later than January 2016.  Although the Plan has not received a determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Latrobe Steel Company Voluntary Investment Program

Notes to Financial Statements

December 31, 2014 and 2013

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and total investment income per the financial statements to the Form 5500:

	December 31,	December 31,
	2014	2013
Net assets available for benefits, at contract value, per the financial statements	$17,691,306	$16,207,714
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	44,658	19,865
Net assets available for benefits, at fair value, per Form 5500	$17,735,964	$16,227,579

	Year Ended
	December 31,
	2014
Investment income, per the financial statements	$988,399
Interest from notes receivable from participants	13,494
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	24,793

Investment income, per Form 5500	$1,026,686

Latrobe Steel Company Voluntary Investment Program

Schedule of Assets (Held at End of Year)	EIN: 23-0458500
Form 5500 - Schedule H - Line 4(i)	PN: 019
December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Cost	Current Value
	Registered Investment Companies:
	American Funds	American Funds EuroPacific Growth Fund; Class R-6	N/R	$ 1,153,036
	Loomis Sayles	Loomis Sayles Value Fund; Class N	N/R	493,476
	PIMCO	PIMCO Total Return Fund; Institutional Class	N/R	315,782
	T. Rowe Price	T. Rowe Price Inst Large Cap Growth Fund; Inst Class	N/R	1,272,370
*	Vanguard	Vanguard Institutional Index Fund	N/R	1,693,041
*	Vanguard	Vanguard Mid-Cap Index Fund; Institutional Shares	N/R	144,862
*	Vanguard	Vanguard Prime Money Market Fund	N/R	1,633
*	Vanguard	Vanguard Small-Cap Index Fund; Institutional Shares	N/R	182,110
*	Vanguard	Vanguard Target Retirement 2010 Fund	N/R	276,354
*	Vanguard	Vanguard Target Retirement 2015 Fund	N/R	390,840
*	Vanguard	Vanguard Target Retirement 2020 Fund	N/R	2,217,715
*	Vanguard	Vanguard Target Retirement 2025 Fund	N/R	646,553
*	Vanguard	Vanguard Target Retirement 2030 Fund	N/R	2,576,897
*	Vanguard	Vanguard Target Retirement 2035 Fund	N/R	306,045
*	Vanguard	Vanguard Target Retirement 2040 Fund	N/R	919,534
*	Vanguard	Vanguard Target Retirement 2045 Fund	N/R	183,236
*	Vanguard	Vanguard Target Retirement 2050 Fund	N/R	53,263
*	Vanguard	Vanguard Target Retirement 2055 Fund	N/R	62,441
*	Vanguard	Vanguard Target Retirement 2060 Fund	N/R	2,255
*	Vanguard	Vanguard Target Retirement Income	N/R	211,217
*	Vanguard	Vanguard Total Bond Market Index Fund; Admiral Shares	N/R	43,548
*	Vanguard	Vanguard Total International Stock Index Fund; Inst Shares	N/R	18,563
	Wasatch Computer Technology	Wasatch Core Growth Fund; Institutional Class Shares	N/R	1,982,012
	Total Registered Investment Companies			$ 15,146,783
*	Participant Loans	Loans to Participants	$ 0	$ 379,388
		Interest rate 4.25%
	Total			$ 15,526,171

N/R = cost omitted for participant directed investments

*	indicates Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Latrobe Steel Company Voluntary Investment Program
(Name of Plan)

Date: June 26, 2015	By:	/s/ Tony R. Thene
Tony R. Thene
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm